September 20, 2011

Jonathan Groff

Reid Hooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Bahamas Concierge, Inc.

Registration Statement on Form S-1

Filed August 4, 2011

File No. 333-176048

Dear Mr. Groff and Mr. Hooper:

Bahamas Concierge, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of August 24, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 4, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 24, 2011.

General

1.

We note that the disclosure in the filing, financial and non-financial information, is very similar to the disclosure in a registration statement filed contemporaneously by another issuer (New York Tutor Company Form S-1 File No. 333-176119).  Please advise whether this is coincidence, or why the offerings have been structured so similarly.

RESPONSE:  Our corporate counsel has reviewed your comment and provided the following response:

“As both companies are start-up companies, they have similar financial and non-financial disclosures and they have similar capital needs to commence operations. Other than the fact that both are start-up companies potentially raising the same amount of capital through their offering these companies are not related in any direct or indirect manner, other than this Firm’s representation. This Firm evaluates each client individually and makes suggestions based on the client’s apparent capital requirements and goals. In this instance, it happens that both companies’ potential needs were similarly matched in this regard. Our suggestions based on the foregoing, while similar, were completely independent and wholly unrelated. As we represent many start-up companies, we must base our recommendations on each client’s needs at the time we begin our representation, and in this instance the similar nature of the offerings is simply a coincidence. We reaffirm, that these clients are independent entities and have neither direct nor indirect affiliation or relationship with the other.”

2.

Based upon the company’s nominal assets and lack of operations, the company is considered a shell company.  Clearly identify the company as such and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

RESPONSE:  We have amended the Filing throughout to identify the Company as a shell company and to discuss the restrictions imposed on shell companies.

3.

Tell us the background of how you obtained financing from Clear View Capital, Inc., naming all relevant parties and their relationship to you.

RESPONSE:  Clear View Capital, Inc. is a company beneficially owned by Shavane Turnquest (“Mr. Turnquest”). Our President, Mr. Williams and Mr. Turnquest had a pre-existing personal relationship that dates back several years. Mr. Williams expressed an interest in starting a Bahamian based services company that tailors to travelers as well as to local Bahamians. Mr. Turnquest saw this as a good opportunity in light of the ongoing development and tourism in Nassau, Bahamas. Accordingly, Mr. Turnquest decided to invest in Mr. William’s start-up company.

4.

Revise statements throughout the prospectus that the Company was incorporated on May 2, 2011.  The Articles of Incorporation (Exhibit 3.1) indicate incorporation on April 28, 2011.

RESPONSE:  The Company was incorporated on May 2, 2011. The date of April 28, 2011 as referenced on the Articles of Incorporation is the date that the President of the Company signed the documents to be incorporated. We determine the incorporation date as the date the Articles are stamped from the Nevada Secretary of State; therefore, we have not revised the Filing as the stamped Articles indicate an incorporation date of May 2, 2011.

Registration Statement Cover Page

5.

Please check the box which indicates that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

RESPONSE:  We have revised the Filing accordingly.

Prospectus Summary

The Company Overview, page 5

6.

Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

•

The company was only recently incorporated and has no business operations;

•

The company’s success depends on its sole officer and director, but the company’s sole officer and director:

o

Has little experience in the company’s proposed business operations; and

o

Devotes only part of his time to the company;

•

The company’s common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company’s ability to raise funds through equity financing or to use its shares as consideration;

•

The company’s common stock will likely be a penny stock.

RESPONSE:  We have amended the Filing on Page 5 to include the following language:

“Although we were only recently incorporated and have not yet commenced substantive operations, we believe that conducting this Offering will allow the Company added flexibility to raise capital in today's financial climate. There can be no assurance that we will be successful in our attempt to sell 100% of the shares being registered hereunder; however, we believe that investors in today's markets demand full transparency and by our registering this Offering and becoming a reporting company, we will be able to capitalize on this fact.

Since inception, our operations have consisted of incorporating our Company and formulating our business plan. The Company intends to begin substantive operations in the coming months and our initial plan of operations calls for the Company to establish our network of third-party vendors. Our sole officer and director has only recently become interested in creating and developing a concierge company, and does not have any professional training or technical credentials in the development of such a business; however, he has over thirty years of management experience and his flexible schedule as an independent business consultant allows him to devote time to the Company’s operations. We may need to retain qualified consultants who will help us establish a network of vendors in order for us to provide clients with the services we will offer, and to market and offer our services. At this point, we do not have any verbal or written agreements regarding the retention of any qualified consultants or established vendors.

Although the Company has no market for its common stock, management believes that the Company will meet all requirements to be quoted on the OTC market, and even though the Company’s common stock will likely will be a penny stock, becoming a reporting company will provide us with enhanced visibility and give us a greater possibility to provide liquidity to our shareholders.”

7.

Disclose whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.  Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE:  We have amended the Filing on Page 6 to include the following language:

“Neither the Company, Mr. Williams nor any other affiliated or unaffiliated entity has any plans to use the Company as a vehicle for a private company to become a reporting company once Bahamas Concierge, Inc. becomes a reporting Company. Additionally, we do not believe the Company is a blank check company as defined in Section a(2) of Rule 419 under the Securities Act of 1933, as amended because the Company has a specific business plan and has no plans or intentions to engage in a merger or acquisition with an unidentified entity.”

Risk Factors, page 7

8.

Add risk factors which address;

•

the fact that your $17,634 note payable to Clear View Capital, Inc. is due on demand and you do not have sufficient funds if payment is requested.

•

Your sole officer’s lack on any professional training or technical credentials in concierge services and, if true, his lack of experience running a public company with reporting obligations.

•

Your planned dependence on third party vendors and the risk that those vendors may fail to perform or may not live up to the level of service you intend to provide.

RESPONSE:  We have amended the Filing on Pages 9, 11, and 12, respectively to include the following risk factors:

Page 9:

“The Company has received its initial financing through the issuance of a promissory note, and the repayment of such note prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

On May 3, 2011, the Company issued a $17,500 promissory note (the “Note”) to Clear View Capital, Inc. (“Clear View”) to evidence funds previously lent by Clear View to the Company. Under the terms of the Note, the amount is unsecured, due interest at 10% per annum, and due on demand.

The Company intends to repay this Note through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this Offering to pay off the Note. The Company does not have sufficient funds to repay the Note and any repayment of the Note prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan.”

Page 11:

“Because Mr. David Williams, our sole officer and director, has no experience running a concierge services business or a publicly reporting company, our business has a significantly higher risk of failure.

Mr. Williams, our sole officer and director, has no experience running a concierge services business. Accordingly, we may not be able to recognize and take advantage of opportunities without the aid of qualified consultants. With no direct experience, management may not be fully aware of industry trends, which may impact the ability of the Company to make the most prudent decisions and choices regarding the direction of the business. Therefore, our operations, earnings, and ultimate financial success may suffer irreparable harm as a result. Additionally, Mr. Williams does not have experience with operating a publicly reporting company with the Securities and Exchange Commission. As such, Mr. Williams may not be familiar with all of the obligations imposed on publicly reporting companies. This includes their obligation to prepare and disclose material information to the public in a timely manner and to implement specific accounting controls and procedures to meet the requirement under the Sarbanes Oxley Act of 2002.  Mr. Williams’ failure to operate within the industry or to implement proper disclosure and accounting controls could cause the Company to fail or to become subject to fines and/or sanctions by the SEC.  In either case, investors could lose their entire investment.”

Page 12:

“We will rely on third party vendors to provide specialized services; a failure by such parties to provide the agreed upon services could materially adversely affect our business, results of operations and financial condition.

We will depend heavily on vendors and contractors who offer specialized services and expertise in order for us to efficiently operate our business. Vendors, contractors and third-party retailers may not always perform at the levels we expect or at the levels required by their contracts. If key vendors, contractors or third-party retailers fail to comply with their contracts, fail to meet our performance expectations or refuse or are unable to supply us in the future, our business could be severely disrupted.”

Risks Related To The Offering, page 7

You may have limited access to information regarding our business…, page 8

9.

Clarify what material reporting obligation will not be required of the company (e.g. compliance with the proxy rules).

RESPONSE:  We have amended the Filing on Page 10 to include the following language:

“You may have limited access to information regarding our business because we are a limited reporting company exempt from many regulatory requirements and our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

The Company will not become a fully reporting company, but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders. If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted; however, that filing obligation will generally apply even if our reporting obligations have been suspended automatically under section 15(d) of the Exchange Act prior to the due date for the Form 10-K. After that fiscal year and provided the Company has less than 300 shareholders, the Company is not required to file these reports. If the reports are not filed, the investors will have reduced visibility as to the Company and its financial condition.

In addition, as a filer subject to Section 15(d) of the Exchange Act, the Company is not required to prepare proxy or information statements, and our common stock will not be subject to the protection of the ongoing private regulations. Additionally, the Company will be subject to only limited portions of the tender offer rules, and our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our Company, and will not be subject to the short-swing profit recovery provisions of the Exchange Act. Further, more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. This means that your access to information regarding our business will be limited.”

Risks Related To Our Business, page 8

We will need to establish additional relationships with local vendors…, page 9

10.

Remove the word “additional” from this risk factor heading.  We note that you “do not have any verbal or written agreements regarding the retention of any qualified consultants or established vendors.”

RESPONSE:  We have revised the Filing accordingly.

Risks Relating To The Common Stock, page 10

We may be exposed to potential risks resulting from new requirements…, page 11

11.

Disclose why management concluded that internal controls were not effective as of the audit date.

RESPONSE:  We have amended the Filing on Page 13 to include the following language:

“We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002.

In addition to the costs of compliance with having our shares listed on the OTCBB, there are substantial penalties that could be imposed upon us if we fail to comply with all of regulatory requirements. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002 we will be required, beginning with our fiscal year ending May 31, 2011, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2011. Due to our limited resources, as of the audit date, management evaluated internal controls and concluded that they were not effective as we have not yet established an audit committee as required by our Code of Ethics. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification requirements.”

Plan of Distribution; Terms of the Offering, page 13

12.

We note that Mr. Williams reside in the Bahamas and will be the sole person selling securities in the offering.  Discuss whether he intends to sell securities in the United States, and if so, how.

RESPONSE:  We have amended the Filing on Page 17 to include the following language:

“In order to comply with the applicable securities laws of certain countries, the securities will be offered or sold in those countries only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which Bahamas Concierge, Inc. has complied. It is not Mr. Williams’ intention at this time to sell securities in the United States. In addition, and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.”

Description of Business, page 17

13.

Further explain the dual pricing structure you intend to implement.  For example, we note that you “prices will be affected by the prices [your] venders charge [you].”  Explain whether you intend to purchase services upfront and resell them to your clients at a premium or, instead, if you will receive a fee for referring your clients to third-party providers.  In addition, clarify whether you anticipate charging monthly fee subscribes per-service fees.  If so, explain the benefit of paying the monthly fee.  If not, explain how the monthly fee will or will not cover all costs incurred by you.

RESPONSE:  We have amended the Filing on Page 21 to include the following language:

“We intend to develop a relationship with third-party vendors in the Bahamas in order to assist and facilitate in providing our services. As a result, our prices will be affected by the prices our vendors charge us. Clients will book various services through us, and once a client uses a third party vendor for any service we offer, we receive a fee for referring that client. We will structure our pricing so that we will negotiate deals with the third party vendors in order to offer to our subscription clients. Local island residents and long-term tourists can pay a monthly subscription price which will give them: (i) access to our exclusive pricing deals pre-negotiated with the vendors, (ii) an absence of extra surcharges that some vendors may charge to other clients, and (iii) a one-stop place where they can schedule all of their travel and/or daily needs without making multiple phone calls or visiting multiple locations. Once we have generated substantial revenues, we may decide to pre-purchase service packages up front to be offered to our clients; however, we have no such present intention to do so.”

Current Operations, page 18

14.

Revise to explain when you expect to complete the design and development of your website.

RESPONSE:  We have amended the Filing on Page 21 to include the following language:

“Additionally, we have purchased a website domain, and we have begun the design and development of our website, which we will use to brand our Company and inform potential clients of our services; however, we do not intend to complete the design and development of our website until this Offering is completed.”

Products and Services, page 18

15.

We note that most of the services you intend to offer will ultimately be provided by third-party vendors.  Disclose what services you intend to offer directly.  For each such service, discuss the assets needed, the costs you expect to incur in acquiring those assets and the timeline in which you expect to so acquire.

RESPONSE:  We do not intend to offer any services directly to our clients; therefore, we have amended the Filing on Page 22 to include the following language:

“As we do not intend to offer any services directly, in order to provide our proposed services we will have to develop a strong network of vendors and business owners with which to work closely with. All of the services that we offer to our clients will ultimately depend on third-party vendors that have the resources to provide the services. We will need to place full trust in our vendors, thus we intend to seek out and meet with each third-party vendor prior to their providing any services to our clients.”

Plan of Operations, page 20

16.

Discuss any impediments the Company expects in creating a network of third-party affiliated vendors.  For example, discuss whether attractive vendors might already have exclusive commitments with other parties.  As another example, disclose that some vendors, such as hotels, offer their own concierge services.

RESPONSE:  We have amended the Filing on Page 23 to include the following language:

“We may face obstacles when creating a network of third-party vendors as some vendors, especially, hotels and resorts may already offer their own concierge services, and upon initiating our operations, we will be competing with the foregoing.  Additionally, some vendors may have exclusive commitments with other parties, which may prevent us from offering that particular vendor’s services to a client. We intend to differentiate ourselves by offering a much more personalized service.  We intend to act as a personal concierge or executive assistant throughout the duration of a trip or as often as needed for local clients. We hope that third party vendors will want to affiliate with us because of the clients we will bring to them.”

Management Discussion And Analysis, page 21

Results Of Operations, page 21

17.

Disclose net loss in addition to or in lieu of the loss per share information provided

RESPONSE:  We have amended the Filing on Page 25 to include the following language:

“As at May 31, 2011, the Company had a loss per share of $nil. Net loss for the period ended May 31, 2011 was $16,811 and is comprised of general and administrative expenses.”

Liquidity And Capital Resources, page 22

18.

Clarify that because the note payable referenced is due on demand and because you do not currently have sufficient funds to repay it, the current liquidity of the company presents a material risk to investment.  Explicitly state that the successful implementation of your business plans s dependent upon receiving sufficient funds from this offering and/or additional funding from friends family and business acquaintances.  Make clear, as stated elsewhere in the filing, that you have received no commitments or indications of interest from potential investors.

RESPONSE:  We have amended the Filing on Page 26 to include the following language:

“The lender of the Note can demand repayment at any time and since we do not have sufficient funds to repay the Note, the current liquidity of the Company presents a material risk to investment. Additionally, we will require additional funds to successfully implement our business plan, either from this Offering and/or from additional financing sources. The Company will seek out any and all additional financing sources, including friends, family, and business acquaintances; however, there is no guarantee regarding the availability or likelihood of such funds being available to the Company, on terms acceptable to us since we haven’t received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company.”

Executive Compensation, page 24

19.

Disclose how you intend to pay Mr. Williams the $1,000 he is owed per calendar month given you statement that on page 13 that “funds from this Offering will not be used to pay Mr. Williams for his services to the Company…”

RESPONSE:  We have amended the Filing on Pages 11, 25, 28, and 30 to reflect the following language:

“Pursuant to a Management Agreement dated May 1, 2011, Mr. Williams, agreed to act as our sole officer and director and currently devotes approximately 20-30 hours per week to manage the affairs of the Company. Additionally, pursuant to the Management Agreement, Mr. Williams receives a monthly fee of $1,000 per calendar month. Such fee is payable on the first day of each calendar quarter. As of the date of this Filing, all compensation due and owing Mr. Williams is being accrued and deferred until such time that Mr. Williams believes it to be in the best interest of the Company to pay any such amounts due and owing. This decision will be based on the best interests of the Company at that time. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.”

Committees, page 25

20.

We note disclosure here that you “do not currently have an audit, compensation or nominating committee.”  We further note that article 13 of your Code of Ethics (Exhibit 14.1) states “[t]he Company shall establish an Audit Committee empowered to enforce this Code Of Ethics.”  Disclose this requirement and discuss when you plan to establish an Audit Committee.

RESPONSE:  We have amended the Filing on Page 29 to include the following language:

“Although we have adopted a Code of Ethics, we have not yet adopted any other corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. Even though our Code of Ethics requires us to establish an audit committee to enforce the Code of Ethics, we have not adopted corporate governance measures such as audit, compensation or nominating committees of our board of directors as we presently do not have any independent directors. When we expand our board membership in future periods to include additional independent directors, we will establish an audit and other committees from our board of directors.”

Certain Relationships And Related Transactions, page 28

21.

Identify Clear View Capital, Inc. as a promoter of the company.  Provide all of the disclosures required by Items 401(g) and 404(c) of Regulations S-K.

RESPONSE:  Clear View Capital, Inc. (“Clear View”) is not a promoter of the Company; therefore, we have not added disclosure relating to Clear View’s role in the Company as we do not believe such disclosure is applicable. Pursuant to Rule 405 of Regulation S-K, Clear View is not a promoter since: i) Clear View have not taken any part in founding or organizing the Company and ii) any consideration Clear View may receive is solely due to the capital it has provided to the Company in exchange for the Company issuing a note payable to Clear View. Clear View is simply an angel investor, as they have provided capital to help finance the Company’s start up operations, and have not otherwise taken part in any aspect of the Company and outside of the repayment of the Note have no continued financial or other economic interest in the Company.

As accurately depicted from the Filing, Clear View provided start-up capital to the Company. Beyond that, Clear View has had no influence or control, directly or indirectly, over Company expenses or invoices that are paid from funds advanced by Clear View.  We believe that in order for Clear View to have "taken the initiative in “founding and organizing" the business there would have to have been some action beyond simply writing a check. As already disclosed, Clear View has simply been an angel investor by providing capital to the Company.

Further, Clear View has no influence or control over the actions or direction of the Company, and, therefore, could not have taken the initiative in "founding and organizing" the business, both of which are the sole responsibility of the undersigned, Mr. Williams. In fact, we note the following:

(a)

On Page 10, there is a risk factor stating that our success will depend, among other factors listed in the Filing, on the continued service of the undersigned;

(b)

On Page 11, there is a risk factor that describes the direct link between our success and the time devoted by the undersigned; and

(c)

The Description of Business section describes our operational base as being Nassau, Bahamas not the Country of Belize where Clear View is located.

The Company determined that, with the limited amount of angel financing available to start-up companies in today's economic climate, the best way to use the funds provided by Clear View was to register the subject offering thereby registering additional equity for direct sale by the Company which, in turn, will be used to finance our operations.  This fact is disclosed throughout the Filing.

The undersigned, Mr. Williams, believes that this use of the funds provided by Clear View was in the best long-term interest of the Company. We do not believe this gives rise, in any way, to the conclusion that Clear View is somehow controlling the operations of the Company, i.e. "founding and organizing" the business.  We believe that Clear View' status as an angel investor is well-established and that there has been significant disclosure pertaining to this fact.

Based on each of the foregoing facts, including the location of our proposed operations, the fact that the undersigned makes all decisions for the Company, the success of the Company being contingent on the continued service and time devoted by the undersigned and the fact that Clear View simply provided capital and has no influence whatsoever over any decision made by the Company, Clear View most certainly does not fall within the scope of the definition of a promoter as set forth in Rule 405.

Item 15. Recent Sales Of Unregistered Securities, page II-2

22.

Revise to correct the statement that the loan from Clear View Capital, Inc. is “non-interest bearing.”  Statements elsewhere in the filing and the unsecured promissory note (Exhibit 10.1) indicate that the loan bears interest.

RESPONSE:  We have revised the Filing on Page II-2 to include the following language:

“On May 3, 2011, the Company issued an Unsecured Promissory Note, in the principal amount of $17,500 to Clear View Capital, Inc., to evidence funds previously loaned by Clear View Capital, Inc. to the Company. The $17,500 principal amount underlying the Promissory Note was loaned to the Company on January 19, 2011, accrues interest at the rate of ten percent (10%) per annum and is due and payable on demand upon 10 days written notice from Clear View Capital, Inc. The Company made the offer and sale in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as it was a transaction by an issuer not involving a public offering and/or Rule 903 of Regulation S, on the basis that the investor was not a “U.S. person” as defined in Regulation S and was not acquiring the shares for the account or benefit of a U.S. person. No commission was paid in connection with the sale of the promissory note.”

In connection with the Company’s responding to the comments set forth in the August 24, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Bahamas Concierge, Inc.

/s/ David Williams

By: David Williams

Title: President and Chief Executive Officer